

SEC

16013348

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3402
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger F. Leibowitz (804) 823-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue, Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


Alexander Martin Libin
Notary Public - State of New York
Qualified in Dutchess County
No. 02LI6261807
My Commission Expires 5/14/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CABOT LODGE
SECURITIES

CABOT LODGE SECURITIES, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2015

SEC I.D. 8-69009

Filed pursuant to Rule

17a-5(e)(3) as a PUBLIC DOCUMENT

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
December 31, 2015

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Cabot Lodge Securities, LLC

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (a limited liability company) as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Cabot Lodge Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cabot Lodge Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 25, 2016

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:	
Cash and cash equivalents	$ 420,043
Cash - restricted	52,401
Accounts receivable	44,721
Advances to employees	568,678
Reserve against advances to employees	(568,678)
Clearing deposits	180,000
Due from clearing brokers	81,857
Receivable from affiliates	62,615
Fixed assets, net of accumulated depreciation	35,692
Security deposits	119,188
Other assets	198,543
TOTAL ASSETS	$ 1,195,060

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 264,132
Accounts payable and accrued expenses	108,352
Other liabilities	196,282
Notes payable	10,756
TOTAL LIABILITIES	579,522
Member's equity	615,538
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,195,060

See accompanying notes to financial statements.

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company and two affiliated LLCs are held under common control by a parent company LLC ("Parent"). On July 23, 2015 the Parent sold a 24.9% interest in the Company and its affiliated LLCs to a non-related third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company earns fees from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. Brokerage revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash and Cash Equivalents
For purposes of these financial statements the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Restricted Cash
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

Income Taxes
The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its member.

Uncertain Tax Positions
The Company adopted the provisions of the *Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2012 and subsequent.

Commissions and Fees Receivable
Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2015, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

3. FIXED ASSETS

Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful lives of 7 years. Depreciation expense for the year ended December 31, 2015 was $8,680.

3. FIXED ASSETS *(continued)*

Major classes of fixed assets and accumulated depreciation at December 31, 2015 are as follows:

Office furniture and equipment	$ 29,232
Information techonology equipment	31,525
	60,757
Less: accumulated depreciation	(25,065)
	$ 35,692

4. CUSTOMER ACCOUNT RELIEF AGREEMENT

On June 5, 2013, the Company entered into a Customer Account Relief Agreement with Allied Beacon Partners, Inc. ("ABP") whereas the Company acquired from ABP, free and clear of any and all encumbrances, all of ABP's right, title and interest in all of ABP's customer accounts and all agreements between ABP and its customers concerning such accounts. In addition, the Company did not assume any of the liabilities of ABP. The aggregate amount payable by the Company to ABP ("Customer relief aggregate override") per the agreement is a percentage of the gross commissions earned on the acquired accounts with custody held at the Company's clearing broker for 36 months commencing on June 5, 2013. Total payments for 2015 were $52,264.

5. RELATED PARTY TRANSACTIONS

The Company functions as the paymaster entity for two affiliated LLCs held under common control. Commission expenses paid to registered representatives are passed through to the broker dealer and then reimbursed by CL General Agency ("CLGA"), a general insurance agency and CL Wealth Management ("CLWM"), a registered investment advisor ("RIA"), creating the receivable from affiliate. For the various services provided to these two affiliated entities the Company charges each of them an apportioned cost of compensation for the Company's employees. In 2015 the total amount of apportioned cost charged to the affiliates was $198,006.

The Company has an agreement with United Realty Trust Incorporated ("URT") to act as dealer manager of its best efforts offering of REIT shares. URT and the Company were under common control until September of 2015, when URT was sold to First Capital Real Estate. In 2015 the Company received total commission and fees of $681,936 on this arrangement.

6. DUE FROM CLEARING BROKER AND CLEARING DEPOSITS

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2015, commissions and fees receivable from clearing brokers was $81,857 and clearing deposits aggregated $180,000.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

8. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $145,779 which was $107,144 in excess of its minimum net capital requirement of $38,635. At December 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 397.54%.

9. CONCENTRATION OF CREDIT RISK

During the year, the Company may have significant cash balances maintained at one banking institution in amounts which may exceed Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

10. COMMITMENT and CONTINGENCIES

The Company has leases for office space in New York which expire between September 2022 and June 2025. At December 31, 2015, the future minimum lease payments under the leases approximated:

For the Years Ending December 31:

2016	$ 376,994
2017	394,125
2018	403,747
2019	409,641
2020	407,083
2021 and thereafter	1,020,642
	$3,012,232

10. COMMITMENT and CONTINGENCIES *(continued)*

Total occupancy costs were $ 201,579 for the year ended December 31, 2015.

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2015, the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:	
2016	$ 215,806
2017	223,372
2018	247,457
2019	254,262
2020	261,255
2021 and thereafter	474,832
	$1,676,984

11. SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification Topic 855, Subsequent Events, the Company has evaluated subsequent events through February 25, 2016 which is the date these financial statements were available to be issued.

On February 10, 2016 FINRA approved the sale of the remaining ownership interest of the Company and its affiliated LLCs to the same unrelated third party referenced in Note 1.



CABOT LODGE
SECURITIES

February 25, 2016

In Accordance with Rule 17a-5(d)(6) enclosed is, as of December 31, 2015, a copy of the annual audited report and Statement of Financial Condition for Cabot Lodge Securities LLC.

Roger F. Leibowitz

Cabot Lodge Securities, LLC Member FINRA, SIPC
60 Broad Street, Suite 3402, New York, New York 10004
Telephone: 212-388-6200